                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A

          Under the Securities Exchange Act of 1934 (Amendment No. 3)*

                     North American Technologies Group, Inc.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                   657193-10-8
                                 (CUSIP Number)

                                Robert H. Chaney
                         R. Chaney & Partners-1993 L.P.
                             909 Fannin, Suite 1275
                               Two Houston Center
                            Houston, Texas 77010-1006
                                 (713) 753-1315
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 13, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include an original and five copies of this schedule, including all exhibits. See Section 240.13d-17(d) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 657193-10-8

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(1)   NAMES OF REPORTING PERSONS/S.S. OR I.R.S.
      IDENTIFICATION NOS. OF ABOVE PERSONS

      R. CHANEY & PARTNERS-1993 L.P.
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [X](1)
                                                                      (b) [ ]
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS (See Instructions)                         OO (See Item 3)

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      R. CHANEY & PARTNERS-1993 L.P. IS A LIMITED PARTNERSHIP
      FORMED UNDER THE LAWS OF THE STATE OF TEXAS.
--------------------------------------------------------------------------------
                    (7)    SOLE VOTING POWER                                   0
NUMBER OF SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED BY            (8)    SHARED VOTING POWER                    262,643(2),(3)
EACH
REPORTING
PERSON WITH        -------------------------------------------------------------
                    (9)    SOLE DISPOSITIVE POWER                              0

                   -------------------------------------------------------------
                   (10)    SHARED DISPOSITIVE POWER               262,643(2),(3)


--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                  262,643(3),(4)


--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES (See Instructions)                                   [X](4)

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  7.26%(4)


--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (See Instructions)                            PN

--------------------------------------------------------------------------------

    (1) R. Chaney & Partners-1993 L.P., its sole general partner, R. Chaney & Co. Inc. and the general partner's sole shareholder, Robert Chaney, have a limited relationship with other Investors as described in Items 4, 5, and 6.

    (2) Voting and dispositive power is shared among the Partnership, the General Partner, and the Sole Shareholder (as herein defined).

    (3) Adjusted to reflect a nine-for-one reverse stock split effected on May 13, 1998.

    (4) Based on 3,479,858 shares of Common Stock believed to be issued and outstanding as of April 30, 1998, plus the 138,889 additional shares of Common Stock issuable upon exercise of the Warrant (defined in Item 3). If the relationships described in Items 4, 5, and 6 constitute a group for purposes of Rule 13d-5 of the Act, then the group may collectively own an aggregate of 3,614,808 out of 8,608,805 shares or 42.0 percent of the Common Stock based on the conversion and calculation procedures described in Item 5(a)'s The Partnership. The Partnership, the General Partner and the Sole Shareholder disclaim any beneficial ownership of the other Investors' (defined in Item 6) shares and only claim beneficial ownership of the above-mentioned 262,643 shares. Please see Item 5.

                                  SCHEDULE 13D

CUSIP NO. 657193-10-8

--------------------------------------------------------------------------------

(1) NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    R. CHANEY & CO., INC.
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [X](1)
                                                                      (b) [ ]
--------------------------------------------------------------------------------
(3) SEC USE ONLY

--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS (See Instructions)                           OO (See Item 3)

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION

    R. CHANEY & CO., INC. IS A CORPORATION ORGANIZED UNDER
    THE LAWS OF THE STATE OF TEXAS.
--------------------------------------------------------------------------------
                   (7)   SOLE VOTING POWER                                     0
NUMBER OF SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED BY           (8)   SHARED VOTING POWER                      262,643(2),(3)
EACH
REPORTING
PERSON WITH        -------------------------------------------------------------
                   (9)   SOLE DISPOSITIVE POWER                                0

                   -------------------------------------------------------------
                   (10)  SHARED DISPOSITIVE POWER                 262,643(2),(3)


--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                  262,643(2),(3)

--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                    [X](4)

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 7.26%(4)

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)                              CO

--------------------------------------------------------------------------------

    (1) R. Chaney & Partners-1993 L.P., its sole general partner, R. Chaney & Co. Inc. and the general partner's sole shareholder, Robert Chaney, have a limited relationship with other Investors as described in Items 4, 5, and 6.

    (2) Voting and dispositive power is shared among the Partnership, the General Partner, and the Sole Shareholder (as herein defined).

    (3) Adjusted to reflect a nine-for-one reverse stock split effected on May 13, 1998.

    (4) Based on 3,479,858 shares of Common Stock believed to be issued and outstanding as of April 30, 1998, plus the 138,889 additional shares of Common Stock issuable upon exercise of the Warrant (defined in Item 3). If the relationships described in Items 4, 5, and 6 constitute a group for purposes of Rule 13d-5 of the Act, then the group may collectively own an aggregate of 3,614,808 out of 8,608,805 shares or 42.0 percent of the Common Stock based on the conversion and calculation procedures described in Item 5(a)'s The Partnership. The Partnership, the General Partner and the Sole Shareholder disclaim any beneficial ownership of the other Investors' (defined in Item 6) shares and only claim beneficial ownership of the above-mentioned 262,643 shares. Please see Item 5.

                                  SCHEDULE 13D

CUSIP NO. 657193-10-8

--------------------------------------------------------------------------------

(1) NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ROBERT H. CHANEY
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [X](1)
                                                                     (b) [ ]
--------------------------------------------------------------------------------
(3) SEC USE ONLY

--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS (See Instructions)                           OO (See Item 3)

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      ROBERT H. CHANEY IS A CITIZEN OF THE UNITED STATES.
--------------------------------------------------------------------------------
                   (7)   SOLE VOTING POWER                                     0
NUMBER OF SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED BY           (8)   SHARED VOTING POWER                      262,643(2),(3)
EACH
REPORTING
PERSON WITH        -------------------------------------------------------------
                   (9)   SOLE DISPOSITIVE POWER                                0

                   -------------------------------------------------------------
                   (10)  SHARED DISPOSITIVE POWER                 262,643(2),(3)

--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,643(3),(4)

--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                    [X](4)

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 7.26%(4)

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)                              IN

--------------------------------------------------------------------------------

     (1) R. Chaney & Partners-1993 L.P., its sole general partner, R. Chaney & Co. Inc. and the general partner's sole shareholder, Robert Chaney, have a limited relationship with other Investors as described in Items 4, 5, and 6.

     (2) Voting and dispositive power is shared among the Partnership, the General Partner, and the Sole Shareholder (as herein defined).

     (3) Adjusted to reflect a nine-for-one reverse stock split effected on May 13, 1990.

     (4) Based on 3,479,858 shares of Common Stock believed to be issued and outstanding as of April 30, 1998, plus the 138,889 additional shares of Common Stock issuable upon exercise of the Warrant (defined in Item 3). If the relationships described in Items 4, 5, and 6 constitute a group for purposes of Rule 13d-5 of the Act, then the group may collectively own an aggregate of 3,614,808 out of 8,608,805 shares or 42.0 percent of the Common Stock based on the conversion and calculation procedures described in Item 5(a)'s The Partnership. The Partnership, the General Partner and the Sole Shareholder disclaim any beneficial ownership of the other Investors' (defined in Item 6) shares and only claim beneficial ownership of the above-mentioned 262,643 shares. Please see Item 5.

     The Schedule 13D filed by R. Chaney & Partners-1993 L.P. (the "Partnership"), R. Chaney & Co., Inc. (the "General Partner") and Robert H. Chaney (the "Sole Shareholder") with the Securities and Exchange Commission ("SEC") on May 27, 1997, and amended by Amendment No. 1 thereto filed with the SEC on April 30, 1997 and Amendment No. 2 thereto filed with the SEC on March 17, 1998, is hereby amended as follows:


Item 1.     SECURITY AND ISSUER

         No modification.

Item 2.     IDENTITY AND BACKGROUND

         No. modification.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No modification.

Item 4.     PURPOSE OF TRANSACTION

         No modification.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER

            Item 5 is hereby amended and restated as follows:

         Item 5(a)
         The Partnership. The Partnership beneficially owns (1) a warrant to purchase 138,889 shares of Common Stock (at an exercise price per share of $5.52) and (2) 123,754 shares of Common Stock(5). The number of outstanding shares of Common Stock for purposes of this Schedule 13D is 3,618,747 shares
(6). The Partnership is deemed to beneficially own 262,643 shares out of the outstanding shares, or 7.26 percent, of the Common Stock.

         The General Partner. The General Partner as the sole general partner of the Partnership may be deemed to be the beneficial owner of all 262,643 shares of Common Stock beneficially owned by the Partnership that constitute approximately 7.26 percent of the outstanding shares of Common Stock.

         Sole Shareholder. The Sole Shareholder of the General Partner of the Partnership may be deemed to be the beneficial owner of all 262,643 shares of Common Stock beneficially owned

--------

     (5) On December 15, 1997, the Partnership converted 13,754.07 shares of Series F Preferred Stock (defined in Item 3) into 179,174 shares of Common Stock, and 2,500 shares of Series G Preferred Stock (defined in Item 3) into 62,413 shares of Common Stock (as adjusted to reflect a nine-for-one reverse stock split effected on May 13, 1998.


     (6) Based on 3,479,858 shares of Common Stock believed to be issued and outstanding as of April 30, 1998, plus the 138,889 additional shares of Common Stock issuable upon exercise of the Warrant (as adjusted to reflect a nine-for-one reverse stock split effected on May 13, 1998).

by the Partnership that constitute approximately 7.26 percent of the outstanding shares of Common Stock.

         Executive Officers and Director of the General Partner. Except as otherwise described herein, none of the executive officers or directors of the General Partner own any of the Issuer's Common Stock.

         Certain Relationships. The Partnership, the General Partner, and the Sole Shareholder have a limited relationship with the other Investors to the extent of the above-described provisions of the Voting Agreement. Such relationships may constitute a group for the purpose of Rule 13d-5. Except as otherwise described here in and to the Partnership's, the General Partner's, and the Sole Shareholder's best knowledge, the Investors collectively may own an aggregate of 3,614,808 out of 8,608,805 shares or 42.0 percent of the Common Stock based on the conversion and calculation procedures described in this Item 5(a)'s The Partnership. Because of the limited nature of their relationship to the Investors, each of the Partnership, the General Partner, and the Sole Shareholder disclaims any beneficial ownership of the other Investors' shares and only claim beneficial ownership of the above-mentioned 262,643 shares.

         Item 5(b)
         The Partnership, the General Partner and the Sole Shareholder share voting and dispositive power of these 262,643 shares. As stated above, the Partnership, the General Partner, and the Sole Shareholder disclaim any beneficial ownership or shared voting or dispositive power of the other Investors' shares.

         Item 5(c)
         The Partnership effected the following sales of Common Stock in open market transactions on the Nasdaq National Market:


  Date                           Number of Shares               Price Per Share
-------                          ----------------               ---------------
1/21/98                               7,500                             $.24
1/28/98                               6,500                              .24
1/29/98                              33,000                              .21
1/30/98                               4,000                              .24
2/2/98                                7,000                              .24
2/3/98                               10,000                              .24
2/4/98                               11,000                              .24
2/25/98                              10,000                              .19
2/27/98                              80,000                              .18
3/5/98                               85,000                              .15
3/6/98                               40,000                              .15
3/9/98                               10,500                              .15
5/18/98*                              3,000                             1.38
5/18/98*                              2,000                             1.25
5/18/98*                              9,400                             1.25
5/27/98*                                667                             1.25
5/27/98*                                189                             1.25
6/15/98*                              1,000                             1.00
6/15/98*                              4,744                             1.00
6/18/98*                              2,000                             1.00
6/24/98*                              3,500                              .88
6/24/98*                              4,000                              .94
6/24/98*                              3,500                              .91
6/25/98*                              4,500                              .88
6/26/98*                              2,000                              .88
7/9/98*                               9,500                              .88
7/13/98*                             10,000                              .88


  Date                           Number of Shares               Price Per Share
-------                          ----------------               ---------------
7/16/98*                             5,000                              .88
7/23/98*                             5,000                              .88
7/23/98*                             2,000                              .88
7/23/98*                             3,000                              .88
7/23/98*                             5,000                              .88
7/23/98*                             1,500                              .88
7/27/98*                             2,500                              .88

----------

*        Transaction effected after a nine-for-one reverse stock split.


         Item 5(d)
         No person other than the Partnership, the General Partner, or the Sole Shareholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Issuer with respect to which this filing is made.

         Item 5(e)
         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No modification.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         No modification.

                                   Signatures


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 30, 1998

                         R. CHANEY & PARTNERS-1993 L.P.

                         By: R. CHANEY & CO., INC., General Partner


                             By: /s/ Robert H. Chaney
                                --------------------------------------------
                                 Robert H. Chaney,
                                 President and Chief Executive Officer



                         R. CHANEY & CO., INC.



                         By: /s/ Robert H. Chaney
                             -----------------------------------------------
                             Robert H. Chaney,
                             President and Chief Executive Officer







                         /s/ Robert H. Chaney
                         ---------------------------------------------------
                         Robert H. Chaney,
                         Sole Shareholder of R. Chaney & Co., Inc.

                                INDEX TO EXHIBITS


EXHIBIT NO.             DESCRIPTION
----------              -----------
  10.1                  Joint Reporting Agreement dated as of July 15, 1996 by
                        and among R. Chaney Partners-1993 L.P., R. Chaney & Co.,
                        Inc., and Robert H. Chaney (incorporated by reference to
                        Schedule 13D filed by the reporting persons on July 23,
                        1996).